NEWS RELEASE 07-12	March 20, 2007

SCOTT HAND JOINS FRONTEER’S SLATE OF DIRECTORS FOR ELECTION AT UPCOMING ANNUAL GENERAL MEETING

Fronteer Development Group (FRG – TSX/AMEX) (“Fronteer” or “Company”) is pleased to announce that Scott Hand has been added to the slate of directors to be elected at Fronteer’s upcoming annual general meeting on May 2nd, 2007.

Mr. Scott Hand was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 and he retired from Inco in January 2007. Prior to that, he was the President of Inco and held positions in Strategic Planning, Business Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand serves on the boards of a number of not-for-profit institutions, including the Ontario Heritage Trust. Mr. Hand received a JD from Cornell University and a BA from Hamilton College.

“Scott brings a remarkable depth of experience, knowledge and contacts from the mining industry, and we are thrilled that he has agreed to stand for election at our next AGM,” says Mr. Oliver Lennox-King, Chairman of Fronteer. “We believe that he will make an outstanding contribution to a growing and ever successful company.”

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a strong balance sheet and has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a controlling interest in Aurora Energy Resources (AXU – TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations
Jessica Delaney, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com